4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com
J. Ryan Sacra	Direct Line: 918.586.8528
Attorney at Law	Direct Fax: 918.586.8628
rsacra@cwlaw.com

February 23, 2009

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:          Greystone Logistics, Inc.
Form 10-KSB for the fiscal year ended May 31, 2008
Filed September 15, 2008
Form 10-Q for the quarter ended November 30, 2008
Filed January 14, 2009
File No. 0-26311

Dear Ms. Sherman:

In connection with your review of the above captioned filings, Greystone Logistics, Inc. (“Greystone”) offers the following responses to the comments and requests contained in your letter to Robert H. Nelson dated February 18, 2009.  To facilitate your review of Greystone’s responses, each of your comments has been restated followed by Greystone’s response.  In addition, each response has been numbered to correspond to the numbers used in your letter.

Form 10-KSB Amendment No. 2 for the Fiscal Year Ended May 31, 2008

Exhibit 31

Comment No. 1:

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Refer to Item 601(31) of Regulation S-B.

Dallas, TX Houston, TX NW Arkansas Oklahoma City, OK Santa Fe, NM Tulsa, OK Washington D.C.

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
February 23, 2009

Response No. 1:

Greystone will revise future filings so as not to include the certifying individual’s title at the beginning of the certification.

Form 10-Q/A Amendment No. 1 for the Period Ended November 30, 2008

Management’s Discussion and Analysis, page 10

Three Month Period Ended November 30, 2008 Compared to Three Month Period Ended November 30, 2007, page 12

Comment No. 2:

We note Other Income increased 831% from $16,000 for the three months ended November 30, 2007 to $149,015 for the three months ended November 30, 2008 yet we did not see any discussion within the filing explaining the significant increase.  Please tell us the underlying reasons for the significant increase in other income between periods.

Response No. 2:

The increase in “Other Income” for the three months ended November 30, 2008 compared to the three months ended November 30, 2007 is primarily attributable to an insurance settlement under a business interruption policy.  Greystone received $132,815 as a result of the settlement.  Management viewed the change in “Other Income” from the perspective of a dollar increase rather than from the perspective of a percentage increase and did not consider the dollar amount of the increase to warrant discussion.

We would appreciate your earliest possible review of this letter in response to your comments.  To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

J. Ryan Sacra

cc:           Warren F. Kruger
Robert H. Nelson